The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Preliminary Pricing Supplement dated July 24, 2008

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 717 to
Amendment No. 1 to PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated , 2008
Rule 424(b)(2)
$

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro

Unlike ordinary debt securities, the notes do not pay interest and only guarantee a return of 95% of principal at maturity.  Instead, at maturity you will receive for each $1,000 note that you hold an amount in cash based upon the Eurozone euro/U.S. dollar exchange rate, which we refer to as the exchange rate, expressed as the number of U.S. dollars, which we refer to as the dollar, per one Eurozone euro, which we refer to as the euro, as determined at maturity.  The payment at maturity will be greater than $1,000 per note if the dollar strengthens relative to the euro and less than the $1,000 per note if the dollar weakens relative to the euro.  Because the exchange rate is expressed as the number of dollars per one euro, a strengthening of the dollar relative to the euro is indicated by a decrease in the exchange rate, while a weakening of the dollar relative to the euro is indicated by an increase in the exchange rate.
•	The principal amount and issue price of each note is $1,000.
•	We will not pay interest on the notes.
•	At maturity:
º
If the dollar has strengthened relative to the euro, which means the final exchange rate is less than the initial exchange rate, you will receive for each $1,000 principal amount of notes that you hold a payment equal to $1,000 plus the enhanced supplemental payment.

º	The enhanced supplemental payment will be equal to (i) $1,000 times (ii)	times (iii) the leverage factor.
➢	The leverage factor is expected to be 140% to 170%. The actual leverage factor will be determined on the day we price the notes for initial sale to the public, which we refer to as the pricing date.
º
If the dollar has weakened or has not changed relative to the euro, which means the final exchange rate is greater than or equal to the initial exchange rate, you will receive for each $1,000 principal amount of notes that you hold a payment at maturity equal to $1,000 minus the payment reduction amount.  If the dollar has weakened relative to the euro, you will receive less than the principal amount of your investment.  However, under no circumstances will the notes pay less than the minimum payment at maturity.

➢	The payment reduction amount will be equal to: .
º	The minimum payment at maturity for each $1,000 principal amount of notes is $950, or 95% of the stated principal amount of the notes.
º	The initial exchange rate is the exchange rate on the pricing date.
º	The final exchange rate will equal the exchange rate on May 20, 2011, which we refer to as the valuation date.
•	Investing in the notes is not equivalent to investing in or taking a direct long position with respect to the dollar relative to the euro.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 617482AM6.
You should read the more detailed description of the notes in this pricing supplement.  In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”
The notes are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER NOTE

	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per note	100%	2%	98%
Total	$	$	$

(1)
The notes will be issued at $1,000 per note and the agent’s commissions will be $20.00 per note; provided that the price to public and the agent's commissions for the purchase by any single investor of between $1,000,000 and $2,999,999 principal amount of notes will be $996.25 per note and $16.25 per note, respectively; for the purchase by any single investor of between $3,000,000 and $4,999,999 principal amount of notes will be $994.375 per note and $14.375 per note, respectively; and for the purchase by any single investor of $5,000,000 or more principal amount of notes will be $992.50 per note and $12.50 per note, respectively.

(2)	For additional information see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes, see the section of this pricing supplement called “Description of Notes—Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the notes to the public in Hong Kong as the notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The notes being offered under this pricing supplement and the accompanying prospectus supplement and prospectus have not been and will not be registered in Indonesia under Law No. 8/1995 regarding Capital Markets (“Law No. 8/1995”) and will not knowingly be publicly offered or sold to Indonesian residents or Indonesian citizens abroad in a manner which would make it a public under Law No. 8/1995. The offering is void to the extent that it would be unauthorized under Law No. 8/1995.  Indonesian residents or Indonesian citizens into whose possession this pricing supplement or the accompanying prospectus supplement or prospectus comes should consult with their financial adviser to inform themselves about the notes and applicable restrictions.

The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The agent and each dealer represent and agree that they will not offer or sell the notes nor make the notes the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c) a person who acquires the notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

This pricing supplement and the accompanying prospectus supplement and prospectus have not been registered as a prospectus with the Registrar of Companies in terms of the Companies Act, 61 of 1973 nor has it been approved by the South African Reserve Bank in terms of the Exchange Control  Regulations, 1961, as amended.  Accordingly, this pricing supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or  be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in South Africa.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the notes we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The notes offered are medium-term debt notes of Morgan Stanley.  The return on the notes at maturity is linked to the Eurozone euro/U.S. dollar exchange rate, which we refer to as the exchange rate, expressed as the number of U.S. dollars per one Eurozone euro, as determined at maturity.

Each note costs $1,000
We, Morgan Stanley, are offering 95% Protected Currency-Linked Notes due May 31, 2011, Based on the Performance of the U.S. dollar Relative to the Eurozone euro, which we refer to as the notes.  The principal amount and issue price of each note is $1,000.

The original issue price of the notes includes the agent’s commissions paid with respect to the notes and the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the notes includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes.  See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

The notes provide for a minimum payment at maturity of only 95% of principal
Unlike ordinary debt securities, the notes do not pay interest and provide for a minimum payment at maturity of only 95% of principal.  If the final exchange rate is greater than the initial exchange rate, meaning that the number of U.S. dollars per one Eurozone euro has increased (i.e. the dollar has depreciated relative to the euro), we will pay to you an amount in cash per note that is less than the $1,000 issue price of each note by an amount proportionate to the increase in the final exchange rate from the initial exchange rate, subject to the minimum payment at maturity of $950 for each $1,000 principal amount of notes.  The initial exchange rate is the exchange rate on the day we price the notes for initial sale to the public, which we refer to as the pricing date.  The final exchange rate will be the exchange rate on May 20, 2011, which we refer to as the valuation date, subject to adjustment if such date is not a currency business day.

Payment at maturity based on the exchange rate for the euro
Unlike ordinary debt securities, the notes do not pay interest.  Instead, at maturity, you will receive for each $1,000 principal amount of notes that you hold an amount in cash based on the percentage change in the exchange rate, determined as follows:

•  If the final exchange rate is less than the initial exchange rate, which means that the U.S. dollar, which we refer to as the dollar, has strengthened relative to the Eurozone euro, which we refer to as the euro, you will receive for each $1,000 principal amount of notes that you hold a payment at maturity equal to:

$1,000 + enhanced supplemental payment,

where,

and where

leverage factor = 140% to 170%. The actual leverage factor will be determined on the pricing date.

•  If the final exchange rate is greater than or equal to the initial exchange rate, which means that the dollar has weakened or has not changed relative to the euro, you will receive for each $1,000 principal amount of notes that you hold a payment at maturity equal to:

$1,000 minus the payment reduction amount

where,

Under no circumstances will the notes pay less than the minimum payment at maturity of $950 for each $1,000 principal amount of notes.

On PS-7, we have provided a graph titled “Hypothetical Payouts on the Notes at Maturity,” which illustrates the performance of the notes at maturity over a range of hypothetical percentage changes in the exchange rate.  The graph does not show every situation that may occur.

You can review a table of historical high, low and quarter-end daily exchange rates for each calendar quarter in the period from January 1, 2003 through July 21, 2008, as published by Bloomberg Financial Markets for such periods, and a related graph, in this pricing supplement under “Description of Notes—Historical Information.”  Such daily exchange rates are expressed as the number of dollars per euro.  You cannot predict the future performance of the euro relative to the dollar based on its historical performance.

You may revoke your offer to purchase the notes prior to our acceptance
We are using this pricing supplement to solicit from you an offer to purchase the notes.  You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the relevant agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any material changes to the terms of the notes, we will notify you.

MSCS will be the Calculation Agent
We have appointed our affiliate, Morgan Stanley Capital Services Inc., which we refer to as MSCS, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor to JPMorgan Chase Bank, N.A.), the trustee for our senior notes.  As calculation agent, MSCS will determine the initial exchange rate, the final exchange rate, the enhanced supplemental payment or the payment reduction amount, as applicable, and the payment to you at maturity.

The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes
Although the matter is not free from doubt, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this preliminary pricing supplement called “United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will be subject to annual income tax based on the comparable yield (as set forth in this preliminary pricing supplement) of the notes even though no stated interest will be paid on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes will be treated as ordinary income.  Please read the section of this preliminary pricing supplement called “United States Federal Income Taxation” and the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement.

If you are a non-U.S. investor, please read the section of this preliminary pricing supplement called “United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where you can find more information on the notes
The notes are senior notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007 and prospectus dated January 25, 2006.  We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Currency-Linked Notes” and in the section of the prospectus called “Description of Debt Securities—Description of Fixed Rate Debt Securities.”

Because this is a summary, it does not contain all the information that may be important to you.  For a detailed description of the terms of the notes, you should read the “Description of Notes” section in this pricing supplement.  You should also read about some of the risks involved in investing in the notes in the section called “Risk Factors.”  The tax treatment of investments in currency-linked notes such as these differs from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE NOTES AT MATURITY

For each note, the following graph illustrates the payment at maturity on the notes for a range of hypothetical percentage changes in the final exchange rate.  The Enhanced Supplemental Payment Zone illustrates the leveraging effect of the leverage factor.  The graph is based on the following terms:

Stated principal amount:	$1,000

Hypothetical initial exchange rate:	1.50

Hypothetical leverage factor:	155%

Minimum payment at maturity:	$950 (95% of the stated principal amount)

Where the final exchange rate is less than the initial exchange rate, which means the dollar has strengthened relative to the euro, the payment at maturity on the notes reflected in the graph below is greater than the $1,000 principal amount per note.  Where the final exchange rate is greater than the initial exchange rate, which means the dollar has weakened relative to the euro, the payment at maturity on the notes reflected in the graph below is less than the $1,000 principal amount per note, subject to the minimum payment at maturity of $950, or 95% of the stated principal amount of the notes.

As an example, if the final exchange rate is 1.35, you will receive a payment at maturity equal to $1,155, which is equal to the $1,000 principal amount of notes plus an enhanced supplemental payment of $155.

RISK FACTORS

The notes are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, the notes do not pay interest and provide only 95% principal protection.  This section describes the most significant risks relating to the notes.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

The notes do not pay interest and provide a minimum payment at maturity of only 95% of principal
The terms of the notes differ from those of ordinary debt securities in that we will not pay you interest on the notes and provide a minimum payment at maturity of only 95% of the stated principal amount of the notes.  Instead, at maturity you will receive for each $1,000 principal amount of notes that you hold an amount in cash based upon the final exchange rate.  If the final exchange rate is greater than the initial exchange rate, which means the dollar has weakened against the euro, you will lose money on your investment.  You will receive an amount in cash that is less than the $1,000 issue price of each note by an amount proportionate to the increase in the exchange rate, subject to the minimum payment at maturity of $950 for each $1,000 principal amount of notes.  See “Hypothetical Payouts on the Notes at Maturity” on PS–7.

The notes are subject to currency exchange risk
Fluctuations in the exchange rate between the euro and the dollar will affect the value of the notes.  The exchange rate between the euro and the dollar is the result of the supply of, and the demand for, the euro and the dollar.  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe (particularly member states of the Eurozone) and the United States, including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

• existing and expected rates of inflation;
• existing and expected interest rate levels;
• the balance of payments; and
• the extent of governmental surpluses or deficits in Europe (particularly member states of the Eurozone) and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union, the governments of the European Union member states and the United States and other countries important to the international trade and finance.

Government intervention could materially and adversely affect the value of the notes
Foreign exchange rates can be fixed by the sovereign governments or monetary authorities, allowed to float within a range of exchange rates set by the governments or monetary authorities, or left to float freely.  Governments or monetary authorities, including those of the member states of the Eurozone, the Eurozone itself or the United States, may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the euro/dollar exchange rate.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments or monetary authorities, fluctuations in response to other market forces and the movement of currencies across borders.

The notes will not be listed
The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Market price of the notes may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including:

•  the exchange rate at any time;

• the volatility (frequency and magnitude of changes in value) of the exchange rate;
• interest and yield rates in the U.S. and in the Eurozone;
• geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the euro or currency markets generally and that may affect the final exchange rate;
• the time remaining until the notes mature; and
• our creditworthiness.

In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government regulation and intervention.  For dollar investors, an investment in the notes increases the investor’s exposure to the dollar relative to the euro.  As a result, the market value of the notes will vary and sale of the notes prior to maturity may result in a loss.

Even though currencies trade around-the-clock, the notes will not
The interbank market in foreign currencies is a global, around-the-clock market.  The hours of trading for the notes, if any trading market develops, will not conform to the hours during which foreign currencies such as the euro are traded.  Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.  There is no systematic reporting of last-sale information for foreign currencies.  Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the final exchange rate used to calculate the amount payable to you at maturity.  There is no regulatory requirement that those quotations be firm, or that they be revised on a timely basis.  The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests
The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

As calculation agent, MSCS will determine the initial exchange rate, the final exchange rate, the enhanced supplemental payment or the payment reduction amount, as applicable, and calculate the amount of cash you will receive at maturity.  Determinations made by MSCS, in its capacity as calculation agent, including with respect to the calculation of the exchange rate in the event of the discontinuance of reporting of the exchange rate, may affect any payout to you at maturity.  See the section of this pricing supplement called “Description of Notes—Exchange Rate.”

Hedging and trading activity by the calculation agent and its affiliates, and the inclusion of commissions and hedging costs, could potentially adversely affect the value of the notes
We expect that MS & Co. and other affiliates of ours will carry out hedging activities related to the notes (and possibly to other instruments linked to the euro and/or the dollar), including trading in futures, forwards and/or options contracts on the euro and/or the dollar as well as in other instruments related to the euro and/or the dollar.  MS & Co. and some of our other subsidiaries also trade the euro and the dollar and other financial instruments related to the euro and the dollar on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the day we price the notes for initial sale to the public could potentially decrease the initial exchange rate and, therefore, the level of the final exchange rate on the valuation date before you receive a payment at maturity that exceeds the principal amount of the notes.

Additionally, such hedging or trading activities during the term of the notes, could potentially affect the exchange rate on the valuation date and, accordingly, the amount of cash you will receive at maturity.

In addition, the original issue price of the notes includes the agent’s commissions and certain costs of hedging our obligations under the notes.  The subsidiaries through which we hedge our obligations under the notes expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Note” refers to each $1,000 principal amount of our 95% Protected Currency-Linked Notes due May 31, 2011, Based on the Performance of the U.S. dollar Relative to the Eurozone euro.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$

Pricing Date	August , 2008

Original Issue Date (Settlement Date)	August , 2008

Maturity Date	May 31, 2011

Valuation Date	May 20, 2011, provided that if such date is not a Currency Business Day, the Valuation Date will be the immediately preceding Currency Business Day.

Issue Price	$1,000 per Note

Denominations	$1,000 and integral multiples thereof

CUSIP Number	617482AM6

Interest Rate	None

Specified Currency	U.S. dollars

Payment at Maturity	At maturity, upon delivery of the Notes to the Trustee, we will pay with respect to the $1,000 principal amount of each Note an amount in cash equal to:

•  if the Final Exchange Rate is less than the Initial Exchange Rate, meaning the U.S. dollar has appreciated relative to the Eurozone euro, which we refer to as the euro, $1,000 plus the Enhanced Supplemental Payment; or

•  if the Final Exchange Rate is greater than or equal to the Initial Exchange Rate, meaning the U.S. dollar has depreciated relative to the euro, $1,000 minus the Payment Reduction Amount; provided that the Payment at Maturity will not be less than the Minimum Payment at Maturity.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 principal amount of each Note, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date and (ii) deliver the aggregate cash amount due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book Entry Note or Certificated Note” below, and see “The Depositary” in the accompanying prospectus supplement.

Minimum Payment at Maturity	$950

Enhanced Supplemental Payment	The product of (i) $1,000 and (ii) 1 – (Final Exchange Rate / Initial Exchange Rate) and (iii) the Leverage Factor, expressed as the following formula:

Enhanced Supplemental Payment

Leverage Factor	The Leverage Factor is expected to be 140% to 170% and will be determined on the Pricing Date.

Payment Reduction Amount	The Payment Reduction Amount is expressed as the following formula:

Initial Exchange Rate	The Exchange Rate on the Pricing Date, as determined by the Calculation Agent.

Final Exchange Rate	The Exchange Rate on the Valuation Date, as determined by the Calculation Agent.

Exchange Rate
Exchange Rate means, on any Currency Business Day, the rate for conversion of the euro into U.S. dollars (expressed as the number of U.S. dollars per euro) as determined by reference to the mid closing spot rate displayed on the WMRSPOT05 Reuters Page on such Currency Business Day, as determined by the Calculation Agent; provided that if no such rate is displayed on such Reuters Page or if such rate as displayed is, as determined by the Calculation Agent in its sole discretion, manifestly erroneous, for such day, the Exchange Rate will equal the arithmetic mean, as determined by the Calculation Agent, of the firm quotes of exchange rates for conversion of the euro into U.S. dollars determined by at least five independent leading dealers in the euro market, selected by the Calculation Agent (the “Reference Dealers”), taking into consideration the latest available quote for such exchange rate and any other information deemed relevant by such Reference Dealers; provided further that if (i) the difference between the highest and lowest exchange rates determined by the Reference Dealers on such date pursuant to the previous clause of this sentence is greater than 1% or (ii) the Calculation Agent is unable to obtain five such quotes from the Reference Dealers on such date for any reason, the Exchange Rate shall be the exchange rate as determined by the Calculation Agent in good faith on such day taking into account any information deemed relevant by the Calculation Agent.

Currency Business Day
Any day, other than a Saturday or Sunday, that is (i) neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York and (ii) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in London, England.

Reuters Page
The display page so designated on the Reuters Monitor Money Rates Service (“Reuters”), as noted under “—Exchange Rate” above, or any other display page that may replace that display page on Reuters and any successor service thereto.

Book Entry Note or Certificated Note
Book Entry.  The Notes will be issued in the form of one or more fully registered global notes which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Notes.  Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “The Depositary” in the accompanying prospectus supplement and “Form of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation (as successor Trustee to JPMorgan Chase Bank, N.A.).

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”).

Calculation Agent	Morgan Stanley Capital Services Inc. (“MSCS”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Exchange Rate, the Final Exchange Rate, the Enhanced Supplemental Payment or the Payment Reduction Amount, as applicable, and the Payment at Maturity.  MSCS is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Alternate Exchange Calculation in Case of an Event of Default
In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable per Note upon any acceleration of the Notes (an “Event of Default Acceleration”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated using the Exchange Rate as of the date of such acceleration as the Final Exchange Rate.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Historical Information
The following table sets forth the published high, low and end-of-quarter daily exchange rates for the euro/U.S. dollar for each quarter in the period from January 1, 2003 to July 21, 2008, as published by Bloomberg Financial Markets for such periods.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. In addition, we will not use Bloomberg Financial Markets to determine the applicable Exchange Rate and the daily exchange rates published by Bloomberg Financial Markets may differ from the Exchange Rates as determined on the Reuters Page pursuant to “—Exchange Rate” above. The historical exchange rate should not be taken as an indication of future performance, and no assurance can be given as to the Exchange Rate on the Valuation Date.  The Exchange Rate may increase, meaning the euro has strengthened relative to the U.S. dollar so that you will receive a payment at maturity that is less than the principal amount of the Notes.  Because your return is linked to the Exchange Rate at maturity, there is no guaranteed return of 100% of your principal.

If the Final Exchange Rate is greater than the Initial Exchange Rate, you will lose money on your investment.

Eurozone euro/U.S. dollar Exchange Rate Historical High, Low and Period-End Exchange Rates January 1, 2003 through July 21, 2008 (expressed as U.S. dollars per euro)
Eurozone euro	High	Low	Period End
2003
First Quarter	1.1054	1.0362	1.0915
Second Quarter	1.1909	1.0695	1.1511
Third Quarter	1.1656	1.0809	1.1656
Fourth Quarter	1.2595	1.1416	1.2595
2004
First Quarter	1.2842	1.2128	1.2316
Second Quarter	1.2365	1.1822	1.2199
Third Quarter	1.2452	1.2011	1.2436
Fourth Quarter	1.3637	1.2285	1.3554
2005
First Quarter	1.3465	1.2757	1.2964
Second Quarter	1.3087	1.2032	1.2108
Third Quarter	1.2542	1.1902	1.2026
Fourth Quarter	1.2179	1.1670	1.1849
2006
First Quarter	1.2307	1.1820	1.2118
Second Quarter	1.2926	1.2092	1.2790
Third Quarter	1.2891	1.2505	1.2674
Fourth Quarter	1.3343	1.2513	1.3199
2007
First Quarter	1.3386	1.2892	1.3354
Second Quarter	1.3651	1.3303	1.3542
Third Quarter	1.4267	1.3426	1.4267
Fourth Quarter	1.4873	1.4048	1.4590
2008
First Quarter	1.5846	1.4455	1.5788
Second Quarter	1.5992	1.5381	1.5755
Third Quarter (through July 21, 2008)	1.5937	1.5670	1.5922
Eurozone euro/U.S. dollar Exchange Rate (expressed as U.S. dollars per euro)

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.  The original issue price of the Notes includes the Agent’s commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Notes by taking short positions in the euro, in futures or options contracts on the euro or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  Such activity could potentially decrease the value of the Exchange Rate, and therefore effectively decrease the level at which the Exchange Rate must close before you would receive at maturity a payment that exceeds the principal amount of the Notes.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the Valuation Date, by purchasing and selling the euro, futures or options contracts on the euro listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such securities or instruments on the Valuation Date.  We cannot give any assurance that our hedging activity will not affect the Exchange Rate and, therefore, adversely affect the value of the Notes or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Notes set forth on the cover of this pricing supplement.  The Agent proposes initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement; provided that the price will be $996.25 per Note and the agent’s commissions will be $16.25 per Note for purchasers of greater than or equal to $1,000,000 and less than $3,000,000 principal amount of Notes, the price will be $994.375 per Note and the agent’s commissions will be $14.375 per Note for purchasers of greater than or equal to $3,000,000 and less than $5,000,000 principal amount of Notes and the price will be $992.50 per Note and the agent’s commissions will be $12.50 per Note for purchasers of greater than or equal to $5,000,000 principal amount of Notes.  The Agent may allow a concession not in excess of 2.00% per Note to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG; provided that, concessions allowed to dealers in connection with the offering may be reclaimed by the Agent if, within 30 days of the offering, the Agent repurchases the Notes distributed by such dealers. After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on August        , 2008, which will be the fifth scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the Agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes for its own account.  The Agent must close out any naked short position by purchasing the Notes in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, Notes in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Notes.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Notes to the public in Hong Kong as the Notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Indonesia

The Notes being offered under this pricing supplement and the accompanying prospectus supplement and prospectus have not been and will not be registered in Indonesia under Law No. 8/1995 regarding Capital Markets (“Law No. 8/1995”) and will not knowingly be publicly offered or sold to Indonesian residents or Indonesian citizens abroad in a manner which would make it a public under Law No. 8/1995. The offering is void to the extent that it would be unauthorized under Law No. 8/1995. Indonesian residents or Indonesian citizens into whose possession this pricing supplement or the accompanying prospectus supplement or prospectus comes should consult with their financial adviser to inform themselves about the Notes and applicable restrictions.

Mexico

The Notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c) a person who acquires the Notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

South Africa

This pricing supplement and the accompanying prospectus supplement and prospectus have not been registered as a prospectus with the Registrar of Companies in terms of the Companies Act, 61 of 1973 nor has it been approved by the South African Reserve Bank in terms of the Exchange Control Regulations, 1961, as amended.  Accordingly, this pricing supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in South Africa.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Income Taxation
Although the matter is not free from doubt, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to the discussion set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

Tax Consequences to U.S. Holders

Please read the discussions in the sections called “United States Federal Taxation – Tax Consequences to U.S. Holders – Notes – Optionally Exchangeable Notes” and “United States Federal Taxation – Tax Consequences to U.S. Holders – Backup Withholding and Information Reporting” of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.  The sections in the accompanying prospectus supplement referred to above are hereafter referred to as the “Tax Disclosure Sections.”

In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the Notes on a constant-yield basis in each year that they hold the Notes, even though no interest will be paid on the Notes.  As a result, U.S. Holders will be required to pay taxes annually on the amount of accrued OID, as discussed in the accompanying prospectus supplement.  In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the Notes will be treated as ordinary income.

The rate of accrual of OID on the Notes is the “comparable yield” as described in the Tax Disclosure Sections of the accompanying prospectus supplement.  If the Notes were priced on July 15, 2008, the comparable yield would be an annual rate of 5.5527%  per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,162.8854 due at maturity.  However, the comparable yield and the projected payment schedule of the Notes will be determined on the pricing date and may be different than the comparable yield and the projected payment schedule set forth above.  The actual comparable yield and the projected payment schedule of the Notes as of the pricing date will be provided in the final pricing supplement.

Based on the comparable yield set forth above, the following table states the amount of OID (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the Notes) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year):

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2008	$18.6632	$18.6632
January 1, 2009 through June 30, 2009	$28.2817	$46.9449
July 1, 2009 through December 31, 2009	$29.0669	$76.0118
January 1, 2010 through June 30, 2010	$29.8739	$105.8857
July 1, 2010 through December 31, 2010	$30.7033	$136.5890
January 1, 2011 through the Maturity Date	$26.2964	$162.8854

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ OID accruals and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

Tax Consequences to Non-U.S. Holders

If you are a non-U.S. investor, please read the discussion under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the Notes.  Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States.  Such non-U.S. investors should consult their own tax advisers regarding the potential tax consequences of investing in the Notes.